
Annual Report

Cover Page

Name of issuer:

Robovet Corporation

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 6/5/2019

Physical address of issuer:

12156 Parklawn Dr
North Bethesda MD 20852

Website of issuer:

http://robovet.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$55,404.00	$105,907.00
Cash & Cash Equivalents:	$55,404.00	$105,907.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$7,645.00	$12,449.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$36,000.00	$35,567.00
Taxes Paid:	$0.00	$0.00
Net Income:	($45,700.00)	($80,192.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD,
MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC,
SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question
and any notes, but not any instructions thereto, in their entirety. If disclosure in
response to any question is responsive to one or more other questions, it is not
necessary to repeat the disclosure. If a question or series of questions is

necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Robovet Corporation

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

 ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Pavel Stepanov	Physicist	Brain Biosciences	2020
Irving Weinberg	Radiologist, Medical device entrepreneur	Weinberg Medical Physics, Inc.	2019
M.C. Seward	Veterinary Radiologist	Antech Imaging Services	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Irving Weinberg	Secretary	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Weinberg Medical Physics, Inc.	4260000.0 Common Stock	71.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Calibration and image reconstruction software may take longer to perfect than the company will expect, which will delay delivery of the first system.

Competitors may infringe on company's intellectual properties, and company may not have sufficient resources to enforce compliance with relevant patent laws in a timely fashion.

Initial sales to luminary sites may not be as brisk as projected, thereby reducing cash flow available for other company activities (e.g. development or marketing costs)

Initial testing of the system by luminary sites may not achieve expected results, thereby slowing acceptance in the overall market.

Companies currently developing or selling human-use surgical robotic systems may decide to compete with our company in addressing the veterinary market.

Veterinary facilities may choose not to honor vouchers issued by company as incentive prize to investors.

Tariff costs on critical supplies (e.g. magnets) may change, depending on government policies in the USA and China.

Veterinary professionals may be more conservative in their buying patterns than anticipated in our business plan, thereby delaying profitability.

Electrical noise in veterinary offices may be higher than anticipated, which may compromise performance of the MRI scanner at those facilities unless mitigated with additional shielding.

Robovet relies on a license of technology from Weinberg Medical Physics, Inc., which currently has majority control of Robovet.

Robovet has not had prior revenues or sales, including sales in the veterinary market targeted by this offering.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Irving Weinberg is a part-time officer, in addition to his duties as a clinical radiologist and as President of Weinberg Medical Physics, Inc. As such, it is likely that the company will not make the same progress as it would if that were not the case. Dr. Weinberg's future percentage work for Robovet will be dependent on the size of the raise.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10000000	6000000	Yes ▾

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,000,000

24. Describe the material terms of any indebtedness of the issuer:

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2020	Regulation D, 506(c)	SAFE	$5,100	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Weinberg Medical Physics, Inc.
Amount Invested	$10,000.00
Transaction type	Loan
Issue date	10/13/19
Outstanding principal plus interest	$10,000.00 as of 11/26/19
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	President of the debtor is also the Secretary and principal security holder of Robovet.

This is a long-term debt with no maturity date. The loan is intended to be paid back once the Company is profitable and deemed to be in good financial health.

Name	Weinberg Medical Physics, Inc.
Amount Invested	$0.00

Transaction type	Other
Issue date	09/13/19
Relationship	Licensor

Weinberg Medical Physics, Inc. ("WMP", currently an owner of 71% of Robovet's shares) has executed a license agreement with Robovet Corporation. In this license agreement, WMP grants Robovet Corporation an exclusive license to intellectual properties in the veterinary field-of-use, in exchange for Robovet's payments to WMP for development costs of $30,000 per month (beginning in January 2020), pro-rata reimbursement for patent expenses (up to a maximum of $30,000 per month), and 5% royalties on net sales (with minimum annual royalties to begin after the first commercial sale). The exact terms of the license are listed in a document signed by Irving Weinberg (President of WMP, and Secretary of Robovet) and Robovet CEO MC Seward on September 13, 2019.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Robovet Corporation has developed a new MR imaging technology that can also help treat disease in our pets. The same magnets that provide high resolution images can also manipulate surgical tools and guide magnetic particles to help treat disease in animals such as cancer.

Within 5 years, our goal is to be the standard for MR imaging and MR-guided therapy in the veterinary field, with treatment enabled systems installed at major veterinary centers in the US, Canada and China. We are working with university-based partners whose surgical robots have achieved better endpoints than human surgeons. Robovet technology is already backed up with 18 issued USA and China patents and over 100 patents pending.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Robovet Corporation was incorporated in the State of Delaware in June 2019.

Since then, we have:

- Constructed prototypes with about 2-3 mm spatial resolution over a field-of-view of 3-cm. We need to attain 1-mm resolution over a 15-cm field-of-view to be competitive with other equine imaging modalities

- We have worked with academic collaborators (including Johns Hopkins) to develop robotic tools that can be moved with our magnetic actuators.

Historical Results of Operations

Our company was organized in June 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was % in fiscal year 2021, compared to % in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $55,404, including $55,404 in cash. As of December 31, 2020, the Company had $105,907 in total assets, including $105,907 in cash.

- *Net Loss.* The Company has had net losses of $45,700 and net losses of $80,192 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $7,645 for the fiscal year ended December 31, 2021 and $12,449 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

We plan to use the proceeds raised through WeFunder raise as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital by 2025. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Robovet Corporation cash in hand is $55,404, as of December 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $3,500/month, and operational expenses have averaged $1,656/month, for an average burn rate of $5,156 per month. Our intent is to be profitable in 2025.

No material changes or trends in our finances or operations have occurred since the financials were calculated.

Weinberg Medical Physics, Inc. ("WMP") is providing R&D resources in terms of personnel and supplies. WMP has an annual budget of about $1.5 million, including revenues from both Federal grants and non-Federal license fees (from licensees with non-overlapping fields-of-use).

Robovet is not profitable. We expect to have prototype systems ready in the next 2 years, and will try to bootstrap with sales from systems.

Weinberg Medical Physics, Inc. ("WMP") is providing R&D resources in terms of personnel and supplies. WMP has an annual budget of about $1.5 million, including revenues from both Federal grants and non-Federal license fees (from licensees with non-overlapping fields-of-use).

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Irving Weinberg, certify that:

(1) the financial statements of Robovet Corporation included in this Form are true and complete in all material respects ; and

(2) the tax return information of Robovet Corporation included in this Form reflects accurately the information reported on the tax return for Robovet Corporation filed for the most recently completed fiscal year.

Irving Weinberg
Radiologist, Medical device entrepreneur

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://robovet.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3



Financials 3

Appendix D: Director & Officer Work History

Irving Weinberg
M.C. Seward
Pavel Stepanov

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird SAFE (Simple Agreement for Future Equity)

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Appendix D: Director & Officer Work History

Irving Weinberg

M.C. Seward

Pavel Stepanov

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Robovet Corporation

By

Irving Weinberg

Founder/Secretary

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Marion C Seward

Board member/Veterinary Advisor
3/11/2022

Pavel Stepanov
Director
2/24/2022

Irving Weinberg
Founder/Secretary
2/24/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.



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